Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC SHAREHOLDERS APPROVE ACQUISITION OF CHC BY FIRST RESERVE
CORPORATION

VANCOUVER, BRITISH COLUMBIA – (Marketwire – April 29, 2008) – CHC Helicopter Corporation ("CHC") (TSX: FLY.A) (TSX: FLY.B) (NYSE: FLI) today announced that its shareholders approved the plan of arrangement involving CHC and an affiliate of a fund managed by First Reserve Corporation. The arrangement involves the acquisition of all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of Cdn$32.68 per share.

The special resolution approving the arrangement was approved this afternoon at a special meeting of shareholders by more than 99.944% of the votes cast by holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, voting as a single class. As required under Canadian securities laws, the special resolution approving the arrangement was also approved by 99.884% of the votes cast by holders of Class A Subordinate Voting Shares (excluding such shares held by certain members of management who will be acquiring equity in an affiliate of the purchaser), 100% of the votes cast by holders of Class B Multiple Voting Shares and 100% of the votes cast by the holder of Ordinary Shares, each voting as a separate class. Final proxy results will be made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in the coming days.

Completion of the arrangement remains subject to a number of conditions, some of which are beyond CHC’s and the purchaser’s control; accordingly, the exact timing of implementation of the arrangement is not currently known. CHC and the purchaser currently expect the closing to occur in June 2008. An application seeking a final order approving the plan of arrangement under the Canada Business Corporations Act is scheduled to be heard by the British Columbia Supreme Court on May 1, 2008.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of CHC Helicopter Corporation, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) necessary court approvals, and (iii) certain termination rights available to the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements in this news release are made as of the date of this release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise. We undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to CHC's current amended annual report or Form 20 F/A and CHC's management information circular dated March 28, 2008, each filed with the Canadian securities commissions (available at www.sedar.com) and the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on CHC's website at www.chc.ca.

About CHC

CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide. If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

For further information, please contact:

Sylvain Allard, President and Chief Executive Officer
604-279-2455 or 604-307-8646, sallard@chc.ca

or

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca	PRESS RELEASE Rick Davis, Senior Vice President and Chief Financial Officer 604-279-2471 or 778-999-0314, rdavis@chc.ca.